UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of April 2022

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

SENDAS DISTRIBUIDORA S.A.

Brazilian Taxpayer’s Registry No. 06.057.223/0001-71

Board of Trade Registry No. 33.300.272.909

ORDINARY AND EXTRAORDINARY SHAREHOLDERS MEETING HELD ON APRIL 28th, 2022

FINAL VOTING STATEMENT - SUMMARY

Sendas Distribuidora S.A. (“Company”) discloses to its shareholders and the market in general, according to CVM Instruction No. 481/09, as amended, the Final Voting Statement (Annex I) of the Ordinary and Extraordinary General Shareholders Meeting held on April 28th, 2022.

Rio de Janeiro (RJ, Brazil), 28th April, 2022.

Gabrielle Castelo Branco Helú

Investor Relations Officer

SENDAS DISTRIBUIDORA S.A.

Brazilian Taxpayer’s Registry No. 06.057.223/0001-71

Board of Trade Registry No. 33.300.272.909

Annex I

Final Voting Statement - Summary

Ordinary and Extraordinary Shareholders Meeting
	Ordinary Shareholders Meeting							Extraordinary Shareholders Meeting
Agenda	Item 1	Item 2	Item 3	Item 4	Item 5	Item 5a	Item 5b	Item 1
Total	1,045,269,305	1,045,269,305	1,045,269,305	1,045,269,305	365,775,377	575,046,608	574,946,508	1,046,794,268
Approval (yes)	831,086,745	926,641,987	931,586,165	718,061,259	164,578,595	100,000	512,916,938	933,097,628
Rejection (no)	1,863,491	770	770	212,298,427	26,830,350	100	0	33,020
Abstention	212,319,069	118,626,548	113,682,370	114,909,619	174,366,432	574,946,508	62,029,570	113,663,620

Reference
Ordinary Shareholders Meeting
Item 1	Financial statements
Item 2	Capital budget for the fiscal year of 2022
Item 3	Allocation of the net profit
Item 4	Global compensation
Item 5	Operation of the Fiscal Council
Item 5a	Fiscal Council - election by minority shareholders
Item 5b	Fiscal Council - election by controlling shareholders
Extraordinary Shareholders Meeting
Item 1	Capital Increase

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2022

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.